Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 5 January 2021	Registration Statement No. 333-251291

European Investment Bank

USD 5,000,000,000 0.375% Notes due 2026

Final Term Sheet

Issuer:	European Investment Bank
Ratings(1):	AAA (S&P)(2) / Aaa (Moody’s)(2) / AAA (Fitch)(2)
Status:	Senior Unsecured Notes
Format:	SEC-Registered
Currency/Size:	USD 5,000,000,000
Maturity:	26 March 2026
Coupon:	0.375% (semi-annual)
Interest Payment Dates:	26 March and 26 September of each year, commencing on 26 March 2021 (short first coupon)
Reoffer:	99.364%
Underwriting Discount:	0.125%
Yield to Maturity:	0.499%
Benchmark:	UST 5yr 0.375% due 31 December 2025
Spread to Benchmark:	+13.83 bps
Benchmark Yield:	0.361%
Trade Date:	5 January 2021
Settlement(3):	12 January 2021 (T+5)
ISIN / CUSIP / Common Code:	US298785JK32 / 298785JK3 / 228224227
Denominations:	USD 1,000
Governing Law:	New York
Listing:	The Notes are expected to be listed on the Luxembourg Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed.
Target Market:	Retail / Professional / Eligible Counterparties (all distribution channels)(4)
Leads:	Citigroup / Deutsche Bank / TD Securities

You can access the prospectus for the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/33745/000095015720001436/forms-b.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +44-(0)20-7986-9000.

(1)
A security rating is not a recommendation to buy, sell or hold securities.  Ratings are subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.

(2)	Carrying a stable outlook.

(3)
It is expected that delivery of the Notes will be made against payment therefor on or about 12 January 2021, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”).  Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades of securities in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the Notes who wish to make such trades should consult their own advisor.

(4)
The Issuer does not fall under the scope of application of the MiFID II package.  Consequently, the Issuer does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.  Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable.  Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable.  For the purposes of this paragraph, the expression “MiFID II” means Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU, as amended, and the expression “manufacturer” means any underwriter that is a manufacturer under MiFID II.

The Issuer does not fall under the scope of application of the UK MiFIR package.  Consequently, the Issuer does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.  Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 and eligible counterparties, as defined in COBS and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable.  Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable.  For the purposes of this paragraph, the expression “UK MiFIR” means Regulation (EU) No 600/2014 of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Regulation (EU) No 648/2012, as amended, as it forms part of UK domestic law by virtue of the EUWA, the expression “Regulation (EU) No 2017/565” means Commission Delegated Regulation (EU) 2017/565 of 25 April 2016 supplementing Directive 2014/65/EU of the European Parliament and of the Council as regards organisational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive, as amended, as it forms part of UK domestic law by virtue of the EUWA, the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook, the expression “EUWA” means European Union (Withdrawal) Act 2018 and the expression “manufacturer” means any underwriter that is a manufacturer under UK MiFIR.

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